Exhibit 14.2

Vittoria Limited

Executive Compensation Recovery Policy

This policy covers Vittoria Limited’s Covered Officers and explains when Vittoria Limited will be required or authorized, as applicable, to seek recovery of Incentive Compensation awarded or paid to Covered Officers. Please refer to Exhibit A attached hereto (the “Definitions Exhibit”) for the definitions of capitalized terms used throughout this Policy.

The Company has adopted this Policy to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Exchange Act, Exchange Act Rule 10D-1 promulgated thereunder, and the rules and requirements of Nasdaq (including Nasdaq Listing Rule 5608) .

1.	Miscalculation of Financial Performance Measure Results. In the event of a Restatement, Vittoria Limited will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from a Covered Officer during the Applicable Period. Such recovery, in the case of a Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement or the Recoverable Incentive Compensation. Notwithstanding the foregoing, if Vittoria Limited is required to undertake a Restatement, Vittoria Limited will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it Impracticable to do so, after exercising a normal due process review of all the relevant facts and circumstances.

Vittoria Limited will seek to recover all Recoverable Incentive Compensation that was awarded or paid in accordance with the definition of “Recoverable Incentive Compensation” set forth on the Definitions Exhibit. If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, Vittoria Limited will seek to recover the amount that the Compensation Committee determines in good faith should be recouped.

2.	Legal and Compliance Violations. Compliance with the law and Vittoria Limited’s Standards of Business Conduct and other corporate policies is a pre-condition to earning Incentive Compensation. If Vittoria Limited in its sole discretion concludes that a Covered Officer (1) committed a significant legal or compliance violation in connection with the Covered Officer’s employment, including a violation of Vittoria Limited’s corporate policies or Vittoria Limited’s Standards of Business Conduct (each, “Misconduct”), or (2) was aware of or willfully blind to Misconduct that occurred in an area over which the Covered Officer had supervisory authority, Vittoria Limited may, at the direction of the Compensation Committee, seek recovery of all or a portion of the Recoverable Incentive Compensation awarded or paid to the Covered Officer for the Applicable Period in which the violation occurred. In addition, Vittoria Limited may, at the direction of the Compensation Committee, conclude that any unpaid or unvested Incentive Compensation has not been earned and must be forfeited.

In the event of Misconduct, Vittoria Limited may seek recovery of Recoverable Incentive Compensation even if the Misconduct did not result in an award or payment greater than would have been awarded or paid absent the Misconduct.

In the event of Misconduct, in determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Compensation Committee may consider—among other things— the seriousness of the Misconduct, whether the Covered Officer was unjustly enriched, whether seeking the recovery would prejudice Vittoria Limited’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

3.	Other Actions. The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement or Misconduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4.	No Indemnification or Reimbursement. Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will Vittoria Limited or any of its affiliates indemnify or reimburse a Covered Officer for any loss under this Policy and in no event will Vittoria Limited or any of its affiliates pay premiums on any insurance policy that would cover a Covered Officer’s potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5.	Administration of Policy. The Compensation Committee will have full authority to administer this Policy. Actions of the Compensation Committee pursuant to this Policy will be taken by the vote of a majority of its members. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Vittoria Limited’s applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

6.	Other Claims and Rights. The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims Vittoria Limited or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that Vittoria Limited or any of its affiliates may have with respect to any Covered Officer subject to this Policy.

7.	Condition to Eligibility for Incentive Compensation. All Incentive Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

8.	Amendment; Termination. The Board or the Compensation Committee may amend or terminate this Policy at any time.

9.	Effectiveness. Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that (a) in the case of any Restatement, is Received by Covered Officers prior to, on or following the Effective Date, and (b) in the case of Misconduct, is awarded or paid to a Covered Officer on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Officer’s employment with Vittoria Limited and its affiliates.

10.	Successors. This Policy shall be binding and enforceable against all Covered Officers and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

11.	Governing Law. To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

EXHIBIT A

DEFINITIONS

“Applicable Period” means (a) in the case of any Restatement, the three completed fiscal years of Vittoria Limited immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of Vittoria Limited authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs Vittoria Limited to undertake a Restatement, and (b) in the case of any Misconduct, such period as the Compensation Committee or Board determines to be appropriate in light of the scope and nature of the Misconduct. The “Applicable Period” also includes any transition period (that results from a change in Vittoria Limited’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

“Board” means the Board of Directors of Vittoria Limited.

“Compensation Committee” means Vittoria Limited’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Covered Officer” means (a) in the case of any Restatement, any person who is, or was at any time, during the Applicable Period, an Executive Officer of Vittoria Limited, and (b) in the case of any Misconduct, any person who was an Executive Officer at the time of the Misconduct. For the avoidance of doubt, a Covered Officer may include a former Executive Officer that left Vittoria Limited, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.

“Effective Date” means December 1, 2023.

“Executive Officer” means Vittoria Limited’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of Vittoria Limited’s parent(s) or subsidiaries) who performs similar policy-making functions for Vittoria Limited.

“Financial Performance Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing Vittoria Limited’s financial statements (including “non-GAAP” financial measures, such as those appearing in Vittoria Limited’s earnings releases or Management Discussion and Analysis), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall be considered Financial Performance Measures.

“Impracticable.” The Compensation Committee may determine in good faith that recovery of Recoverable Incentive Compensation is “Impracticable” (a) in the case of any Restatement, if: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to October 2, 2023 and Vittoria Limited provides an opinion of counsel to that effect acceptable to Vittoria Limited’s listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and Vittoria Limited has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to Vittoria Limited’s applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Vittoria Limited, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended, and (b) in the case of any Misconduct, in its sole discretion, in light of the scope and nature of the Misconduct.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Performance Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Performance Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Performance Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Performance Measures. Notwithstanding the foregoing, in the case of any Misconduct, Incentive Compensation will include all forms of cash and equity incentive compensation, including, without limitation, cash bonuses and equity awards that are received or vest solely based on the passage of time and/or attaining one or more non-Financial Performance Measures.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Received” Incentive Compensation is deemed “Received” in Vittoria Limited’s fiscal period during which the Financial Performance Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Recoverable Incentive Compensation” means (a) in the case of any Restatement, the amount of any Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Officer during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement, and (b) in the case of any Misconduct, the amount of any Incentive Compensation (calculated on a pre-tax basis) awarded or paid to a Covered Officer during the Applicable Period that the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the Misconduct. For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service as a Covered Officer and (ii) who did not serve as a Covered Officer at any time during the performance period for that Incentive Compensation. For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation may include Incentive Compensation Received by a person while serving as an employee if such person previously served as a Covered Officer and then transitioned to an employee role. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, Vittoria Limited will maintain documentation of such determination of that reasonable estimate and provide such documentation to Vittoria Limited’s applicable listing exchange).

“Restatement” means an accounting restatement of any of Vittoria Limited’s financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to Vittoria Limited’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether Vittoria Limited or Covered Officer misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

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